Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Glacier Bancorp, Inc.

Kalispell, Montana

We consent to the incorporation by reference in the registration statement of Glacier Bancorp, Inc. on Form S-4 of our reports dated February 28, 2013, on our audits of the consolidated financial statements and financial statement schedules of Glacier Bancorp, Inc. as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, which report is included in Glacier Bancorp, Inc.’s Annual Report on Form 10-K. We also consent to the incorporation by reference to our report dated February 28, 2013 on our audit of the internal control over financial reporting of Glacier Bancorp, Inc. as of December 31, 2012, which report is included in Glacier Bancorp, Inc.’s Annual Report on Form 10-K. We also consent to the references to our firm under the caption “Experts.”

/s/ BKD, LLP

Denver, Colorado

March 29, 2013